

February 23, 2024

Stefan Berger
Director
Pegasus TopCo B.V.
Robert-Bosch-Str. 32-36,
72250
Freudenstadt, Germany

       Re: Pegasus TopCo B.V.
          Amendment No. 2 to Registration Statement on Form F-4
          Filed February 7, 2024
          File No. 333-274701

Dear Stefan Berger:

     We have reviewed your amended registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors
Risks Related to Taxes
We may be subject to the Excise Tax included in the Inflation Reduction Act of 2022 in connection with redemptions of our public shares, page 96

1.   Your revised disclosure in response to prior comment 11 indicates that you believe you will not be subject to the excise tax due to the Netting Rule. However, in your response to prior comment 19, included in your letter dated December 22, 2023, you indicate that the excise tax does not apply to redemptions of Pegasus shares as Pegasus is domiciled in the Cayman Islands, and you have taken the position that this tax does not apply to redemptions of shares as it is not a U.S. domestic corporation. Please revise your disclosures to clarify the basis for your position that you will not be subject to the excise

tax relating to the actual redemptions that have taken place after January 1, 2023 and the assumed redemptions in your minimum and maximum redemption scenarios.

<u>The Business Combination</u>
<u>The Pegasus Board's Reasons for the Business Combination</u>
<u>Consideration to be paid for the Target, page 120</u>

2. Your disclosure indicates that the revised valuation of Schmid was based on the 2023 and 2024 projections included in Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations. Please clarify the valuation methodology used and the other significant assumptions made in determining the valuation. If multiples of comparable companies and transactions were used in determining the value, please clarify the comparable companies used and the basis for their selection. Please also disclose the material assumptions underlying your projections for 2024, that you disclose on page 194. Explain the reasons for increases in projected revenue and EBITDA for FY 2024 as compared to actual amounts achieved for FY 2023 and FY 2022 and clarify why these assumptions are reasonable. Please also disclose the specific factors or contingencies that could impact achievement of the projections.

<u>Material Tax Consequences, page 129</u>

3. We note your response to prior comment 8 and that you obtained a tax opinion from counsel. Please revise your disclosure accordingly. In this regard, we note your disclosure on page 129 that "no opinion of counsel has been obtained."

<u>Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 170</u>

4. We note that your presentation under the "Assuming High Redemptions" scenario results in a negative cash and cash equivalents amount. Please clarify how this presentation complies with Article 11-02(a)(6)(i)(A) of Regulation S-X. Tell us your consideration of classifying this amount as a liability. In addition, please add a footnote to discuss the negative cash and cash equivalents balance and to explain how Pegasus would need to raise additional funds in the high redemption scenario as discussed on page 11.

<u>Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 175</u>

5. Your disclosure in Note L indicates that you included the issuance of 5,000,000 TopCo Shares pursuant to the Earn-out Agreement in your pro forma balance sheet. Revise your disclosures to clarify the assumptions used in determining the estimated number of earn-out shares that are expected to vest and the fair value of these shares. Please also clarify your accounting for these shares in your post combination financial statements, including whether they will be accounted for as equity or liabilities and the factors you considered in making this determination. In your response, clarify if the earn-out shares will also vest upon a change of control of the post combination company and, if so, how you considered this in determining the classification of these shares.

Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 202

6.   We note your response to prior comment 13. However, we also note your disclosure on page 59 that for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law. Please tell us the amount of retained earnings of your Chinese subsidiary and how you considered this in determining the amount of net assets of your Chinese subsidiary that are restricted from distribution to the parent as of the end of the reporting period. Please also tell us the amount of net assets of your Chinese subsidiary as of December 31, 2022, and the percentage of your total combined net assets it represents.

   Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: George Hacket